UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      HOLIDAY RV SUPERSTORES, INCORPORATED
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    434902102
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                                 (CUSIP Number)

                             Leonard H. Bloom, P.A.
                                Broad and Cassel
                                   Suite 3000
                              201 S. Biscayne Blvd.
                                 MIAMI, FL 33131
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 30, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 434902102
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    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Atlas Recreational Holdings, Inc.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
            00 - See Item 3
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
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                                 7      SOLE VOTING POWER
         NUMBER OF                      4,405,192
           SHARES            --------------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0
            EACH             --------------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       4,158,244
            WITH             --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,158,244
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
            This amount excludes 246,948 shares owned by Newton C. Kindlund and Joanne M. Kindlund with respect to which Atlas Recreational Holdings, Inc. has sole voting power for approximately six months.
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            57.9%
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    14      TYPE OF REPORTING PERSON*
            CO
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

ITEM 1.  SECURITY AND ISSUER.

       This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Holdiday RV Superstores, Incorporated, a Florida corporation (the "Issuer"). The Issuer's principal executive office is located at Sand Lake West Executive Park, 7851 Greenbriar Parkway, Orlando, Florida 32819.

ITEM 2.  IDENTITY AND BACKGROUND.

       (a) See Exhibit "A" attached hereto and incorporated by reference.

       (b) See Exhibit "A" attached hereto and incorporated by reference.

       (c) See Exhibit "A" attached hereto and incorporated by reference.

       (d) During the last five years, neither Atlas Recreational Holdings, Inc. (the "Reporting Person"), nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

       (f) See Exhibit "A" attached hereto and incorporated by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Reporting Person entered into a sales and purchase agreement (the "Agreement") with Newton C. Kindlund and Joanne M. Kindlund (collectively, the "Selling Shareholders") dated June 17, 1999 pursuant to which it agreed to purchase 4,158,224 shares of Common Stock (the "Shares") for a purchase price of fourteen million dollars (US$14,000,000). The sale and purchase transaction closed on June 30, 1999 (the "Closing Date"). The sources of funds for the purchase price were as follows:

       1) US$1,000,000 was provided by the Selling Shareholders pursuant to the terms of a promissory note executed by the Reporting Person. The promissory note is secured by 250,000 Shares, bears interest at the rate of twelve percent (12%) per annum, and is due 21 days from the Closing Date. A copy of the promissory note is attached as an exhibit hereto.

       2) US$12,500,000 was provided from the proceeds of a loan (the "Loan") to the Reporting Person by Doerge-Atlas, LLC (the "Lender"). The terms of such loan have not been finalized and will be disclosed by amendment.

       3) US$500,000 was provided by Michael McGowan pursuant to the terms of a promissory note executed by the Reporting Person. The promissory note is secured by a second priority charge over the assets of the Issuer, bears interest at a rate of fifteen percent (15%) per annum and is due one year from the date of execution. A copy of the promissory note is attached as an exhibit hereto.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Reporting Person entered into the Agreement for investment purposes and to effect certain changes in the growth and management of the Issuer. Specifically the Reporting Person plans to identify strategic acquisitions for the Issuer to expand the Issuer's business and consolidate the industry in which the Issuer operates. The Reporting Person does not have a present intention to either increase or decrease its ownership position in the Issuer in any material respect.

       Pursuant to the terms of the Agreement, the Board of Directors of the Issuer resigned effective on the Closing Date, with the exception of W. Hardee McAlhaney and Paul G. Clubbe. It is anticipated that Messrs. McAlhaney and Clubbe will appoint Ronald G. Honeycutt, Michael S. Riley and Michael Farkas to the Board of Directors of the Issuer. In addition, there have been several changes to the Issuer's management. Mr. McAlhaney resigned as Chief Financial Officer and has assumed the position of Chief Executive Officer. Mr. Kindlund has also resigned from his position as President, Chief Executive Officer and Chairman of the Board. It is anticipated that the Board of Directors will approve Mr. Riley as Chairman of the Board. Ms. Kindlund has resigned from her position as Executive Vice President - administration, Secretary and Treasurer.

       Except as set forth herein, the Reporting Person does not have any plans or proposals relating to of which would result in any transaction described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) See items 11-13 on the cover page to this Schedule 13D. The
Reporting Person disclaims beneficial ownership with respect to 246,948 Shares owned by the Selling Shareholders with respect to which the Reporting Person has sole voting power for approximately six months.

       (b) See items 7-10 on the cover page to this Schedule 13D.

       (c) Not applicable.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       (1) Pursuant to the terms of the Agreement, the Reporting Person has received an irrevocable proxy to vote 246,948 shares (the "Selling Shareholders Shares") owned by the Selling Shareholders. The proxy expires six months from the Closing Date. In addition, the Selling Shareholders have agreed not to dispose of the Selling Shareholders Shares for a period of six months after the Closing Date.

       (2) The Reporting Person is negotiating a definitive agreement with World Business Brokers (the "Broker") pursuant to which the Broker will receive compensation for services rendered in connection with the purchase of the Shares by the Reporting Person from the Selling Shareholders. The Reporting Person and the Broker have definitively agreed to the payment to Broker of an initial $125,000 with additional compensation to be further agreed upon.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       The following are filed herewith as exhibits:

               EXHIBIT NO.                                        DESCRIPTION
               -----------                                        -----------

                    1 Share Sale and Purchase Agreement dated June 17, 1999 by and between

                                Atlas Recreational Holdings, Inc. and Newton C. Kindlund and Joanne M. Kindlund

                    2           Loan Agreement dated ________________ 1999 by
                                and between Atlas Recreational Holdings, Inc. and Doerge-Atlas, LLC*

                    3           Promissory Note dated June 30, 1999
                                made by Atlas Recreational Holdings, Inc. in favor of Newton C. Kindlund

                    4           Promissory Note dated June 11, 1999
                                made by Atlas Recreational Holdings, Inc. in favor of Michael McGowan

                    5 Brokerage Commission Agreement dated _____________, 1999 by and between Atlas
                                Recreational Holdings, Inc. and World Business Brokers*


*To be filed as amendments once finalized and executed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ATLAS RECREATIONAL HOLDINGS, INC.

                                            a Florida corporation

July 12, 1999

                                            By: /s/ Michael S. Riley
                                               --------------------------------
                                                 Michael S. Riley, Chairman

                                    EXHIBIT A

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                                                                                                                        State of
                                                                                        Principal                    Incorporation/
Name                                          Business Address                    Occupation/Employment                Citizenship
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
Atlas Recreational                   701 Brickell Avenue                    Holding company formed for the               Florida
Holdings, Inc.                       Suite 3120                             purpose of acquiring Common Stock
                                     Miami, Florida  33131                  in the Issuer.  The Reporting Person
                                                                            will assist the Issuer in identifying
                                                                            strategic acquisition candidates
                                                                            and consummating appropriate
                                                                            acquisitions.
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Michael S. Riley                     701 Brickell Avenue                    President, Chairman and Director          United States
                                     Suite 3120                             of the Reporting Person and Chairman
                                     Miami, Florida  33131                  of Atlas Healthcare, Inc. In such
                                                                            capacities Mr. Riley is responsible for
                                                                            identifying acquisition candidates for
                                                                            each such company.
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Michael Farkas                       701 Brickell Avenue                    Secretary and Director of the Reporting   United States
                                     Suite 3120                             Person, and President and Chairman of
                                     Miami, Florida  33131                  Atlas Equity Group, Inc., for which
                                                                            Mr. Farkas acts as an investment banker.
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-----------------------------------------------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX

EXHIBIT             DESCRIPTION
-------             -----------

  1 Share Sale and Purchase Agreement dated June 17, 1999 by and between Atlas Recreational Holdings, Inc. and Newton C. Kindlund and Joanne M. Kindlund

  3         Promissory Note dated June 30, 1999 made by Atlas
            Recreational Holdings, Inc. in favor of Newton C. Kindlund

  4         Promissory Note dated June 11, 1999 made by Atlas
            Recreational Holdings, Inc. in favor of Michael McGowan